Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of AvePoint, Inc. on Form S-1, as amended, of our report dated March 10, 2021, except for the number of shares and per share amounts, as to which the date is March 31, 2022, on the consolidated balance sheet of AvePoint, Inc. as of December 31, 2020 and the consolidated statements of operations, comprehensive loss, mezzanine equity and stockholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2020, and to the reference to us under the heading "Experts" in the prospectus.

Crowe LLP

New York, New York

April 5, 2022